HOGAN & HARTSON

L.L.P.

RECEIVED

2004 DEC 21 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

December 20, 2004

04054044

SUPPL

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Relevant Fact dated December 17, 2004

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "file"with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/5

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ N° 24.315.012/0001-73

RELEVANT FACT

DISTRIBUTION OF INTEREST ON EQUITY

We hereby advise the Shareholders that, at a Meeting held on December 17, 2004, the Board of Companhia Siderúrgica Belgo-Mineira deliberated on the proposal submitted by the Management to pay intermediary Interest on Equity for the 2004 financial year, on the following bases:

1. The gross amount to be distributed is R$ 65,661,575.67 (sixty five million, six hundred and sixty one thousand, five hundred and seventy five Reais and sixty seven centavos), at R$ 8.96 per 1,000 common shares and R$ 9.86 per 1,000 preferred shares, calculated on the positions of the shareholders on December 31, 2004 and excluding shares held in Treasury, in compliance with Brazilian Law. This amount will not be restated monetarily through to the effective payment date thereof and, as stipulated in Article 30, Paragraph 5 of the By-Laws, the amount distributed thereby will be considered as early payment of the mandatory dividend for the 2004 financial year that will be declared at the next Annual General Meeting.
2. The Interest on Equity will be deemed to have been credited on an individual basis when the respective disbursement is entered in the books of the Company accounting system on December 31, 2004, withholding Income Tax at Source in compliance with Brazilian Law, other than for shareholders with proven tax-exempt status.
3. The payment of the Interest on Equity will take place until March 31, 2005, and will be settled at the respective banking domiciles thereof through automatic credit transactions undertaken by the financial institution that is the depositary of the shares: Banco Itaú S/A. Once payment of the Interest on Equity begins, for shareholders whose records do not include their personal or corporate tax numbers (CPF/CNPJ) or their respective bank accounts, such Interest on Equity will be credited within 3 (three) business days as from the date on which their records are duly updated, at Banco Itaú branches offering shareholder services. The amounts due to shareholders opting for fiduciary custody will be credited in compliance with the procedures adopted by the Brazilian Settlement and Custody Company (CBLC – *Companhia Brasileira de Liquidação e Custódia*).
4. From January 3, 2005 onwards inclusive, trading in Belgo shares will be undertaken on an ex-interest basis.

Belo Horizonte, December 17, 2004

Marcos Piana de Faria

Director, Finance and Investor Relations